Exhibit 99.1

Alpha Tau to Participate in March Investor Conferences

JERUSALEM, February 27, 2025 -- Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, today announced that CFO Raphi Levy will present at the following investor conferences in March 2025.

Event:	Investor Summit Event
Format:	Presentation
Date:	March 11, 2025
Time:	12:00PM – 12:30PM ET
Location:	Virtual

Event:	Oppenheimer 35th Annual Healthcare MedTech & Services Conference
Format:	Presentation
Date:	March 17, 2025
Time:	3:20PM – 3:50PM ET
Location:	Virtual

Event:	Sidoti Small Cap Conference
Format:	Presentation
Date:	March 19, 2025
Time:	11:30AM – 12:00PM ET
Location:	Virtual

Mr. Levy will also be available for 1x1 investor meetings at the conferences. Please reach out to your Investor Summit Group, Oppenheimer, and Sidoti representatives to schedule.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

Investor Relations Contact:

IR@alphatau.com